Arboretum Great Hills
9600 Great Hills Trail
Austin, Texas 78759

Ms. Barbara C. Jacobs

SEC – Division of Corporate Finance

Washington, D.C. 20549

Re:

iVoiceIdeas, Inc., Registration Statement on Form S-1,

File No. 333-178471

Dear Ms. Jacobs:

Thank you for your comments of January 9, 2012 provided regarding our S-1 registration statement.

We have amended our Registration Statement and responded to your comments as outlined below.

Please advise if there is anything else you would like to address prior to a request for acceleration.

Comments and Responses:

1.  Please be sure that the dealer prospectus delivery obligation is included on the outside back cover of your revised prospectus.  See Item 502(b) of Regulation S-K.

Answer:  This has been done as requested.

2.  While you disclose on the cover page of your document that you are offering your shares at a price of $0.05 per share of common stock, however, the subscription agreement filed as Exhibit 99.1 states the amount to be paid per share is $0.0125.  Please advise.

Answer:  The subscription agreement has been corrected to state the offering price of $0.05.

3.  We note that you intend to generate income from pay-per-click advertising as well as from fee based advertising programs and promotions that may be offered to advertisers.  We further note that you report no revenues from your inception date to the date of your filing.  Please advise as to whether you have any current advertisers and, if what type of fee model is being used.  In this regard, we note that your website currently displays advertisements from several advertisers.  We also note that you state throughout your document that your website is currently in its “BETA version” and will need to be fully tested.  Tell us, and disclose, when you expect this testing to be completed and when you expect to release the next version of your website.

Answer:  Near the end of the next twelve-month period.  We discuss this in our Plan of Operations where we indicate that we expect to complete the new version of the software in the next twelve months.  We also note that we have not set a specific time frame for the BETA site to be live before we launch the new version of the Web site.  Market forces and software development issues will influence this time line as noted:

“During the next twelve months, we plan to improve the performance and functionality of our Web site during the BETA phase in preparation for a larger public launch of the Web site after it is redesigned to overcome any issues, problems or opportunities identified during the BETA phase.  We have not defined a specific length of time during which we intend to operate in BETA format.  We expect that time line to be determined by user response, available funding and the time needed to develop the post-BETA public release version of the Web site.  We are seeking to attract a modest user base during BETA so we don’t overload the system before confirming its capacity to handle the growth in traffic.  The information we gain from this experience will assist us in developing the full version of the Web site for release in 2012.”

In December, we procured two advertising clients who have paid us to feature their companies on our Web site using display ads.  These campaigns have not yet been initiated.  Google’s Adsense advertising platform pays its affiliates quarterly over a certain amount and annually if the amount is minimal.  Since we do not have any significant amount of users at this time, we have not received any payments from the pay-per-click program.  This will, of course be reflected in the fourth quarter financial statements that will be included in our annual 10-K.

4.  We note that you have included certain information required to be disclosed pursuant to  Items 101, 102 and 103 under your Plan of Distribution section.  In this regard we note disclosure related to your employees, legal proceedings and facilities on page 32.  Please include this disclosure under the “Business” caption of your revised document as appropriate.

Answer:  This has been done as requested.

5.  Please include on the cover page of your amended document a brief discussion about the risks associated with the no-minimum nature of your offering.  See Item 501(b)(8) of Regulation S-K.  You should also disclose the fact that the securities sold in this offering will be sold on a self-underwritten basis.  Finally, disclose on  your cover page the termination dates of the offering, which you currently disclose on page 31.

Answer:  Revised as requested.

6.  As a related matter, include on your cover page a brief discussion about the potential market in which you will be offering your securities.  We note your statement on page 31 that you expect a market maker to request trading of your shares on the OTCBB although you have no agreement with any market maker at this time.  This disclosure should be placed on the outside front cover page of your prospectus.

Answer: Revised as requested.

7.  You describe your Internet site as an “emerging global social network.”  Given that you are a development stage company and are currently operating the BETA version of your website, please tell us the basis of this claim or, in the alternative, remove this claim from your document.  We note that you report that your website has generated no revenues since inception.

Answer:  We have changed the phrase to read, “emerging social network.”

Risk Factors:

8.  It appears that you do not intend to register a class of securities under Section 12 of the Securities Exchange Act.  As such, please include a risk factor that informs potential investors that you will not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants.  Briefly explain how those reports vary from those imposed on fully reporting issuers.

Answer:  A risk factor has been added as requested.

9.  It appears reasonably likely that you will have less than three hundred record holders at your next fiscal year end and at the conclusion of the offering.  As such it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Securities Act will be suspended under the statutory section and that you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective.  Tell us what consideration you have given to providing a risk factor that addresses these circumstances and the resulting risk to potential investors.

Answer:  Revised as requested.  This information has been included in the risk factor inserted in response to your Comment #8.

10.  You state that other social network websites such as Facebook, MySpace, LinkedIn and Ning are your competitors, and that there is a significant risk that these websites may copy the features of iVoiceIdeas.com and preempt your marketing efforts to their own users.  Given that these other social network websites are more established, have fully developed websites and a history of revenues, please tell us the basis for your belief that the other websites are your competitors and may copy the features of iVoiceIdeas.  In the alternative, you may remove this language.

Answer:  We believe that most users will not want to belong to several different social networks and will tend to use one social network as the primary hub for their social connections.  As such, we must compete with these larger, established network for new users.  The largest social networks are, as you noted, well established.  In order to retain users and attract new users, they regularly add new features.  The only differentiator that will attract a user to our site instead of one of the more established sites is our unique features such as collaboration tools, voting and idea sharing.  We believe that as our user base grows, there is a risk that established networks will add similar features to their existing websites to retain users who may want the features we have provided.    This is the basis of our belief that this is a competitive risk that should be disclosed to readers so they understand the potential effect if this happens.

“If we fail to maintain an effective system of internal controls, we may not be able to accurately report our …”  page 10.

11.  Please revise this risk factor to clearly indicate that you will not be required to provide management’s report on the effectiveness of your internal controls over financial reporting until your second annual report, and that you will be exempt from the auditor attestation requirements concerning any such report so long as you are a smaller reporting company.  In addition, you should inform readers of the fact that you have not assessed the effectiveness of your disclosure controls and procedures or your internal controls over financial reporting.

Answer:  Revised as requested.

“Our business will depend on a strong brand, and if we are not able to maintain and enhance our brand . . .”  page 10.

12.  Please consider providing quantitative estimates of the expenses related to your efforts to maintain and enhance your brand so as to provide readers with a better understanding of the scope of this risk.

Answer:  We do not have enough concrete reference points or quantifiable operating history from which we could accurately quantify the scope of potential costs related to brand development.  Brand development is a discretionary expense that is largely dependent on the number of users we are able to attract to our social network, the amount of press coverage we are able to attract, and other market variables that cannot be accurately quantified.   In other words, there is no reliable way to provide numerical estimates of brand costs until we see how many users we attract and what amount of capital we have available in the future.  At this point, quantification would be mere guessing and, as such, would not provide reliable disclosure to the reader.

“The concentration of our capital stock ownership with our investors, executive officers, employees, and our directors .  . .”  page 14.

13.  Please revise this risk factor disclosure to describe the terms of your Class A Preferred Stock and how any preferential terms of your Class A Preferred Stock may adversely affect holders of your common stock.

Answer:  Revised as requested.

14.  We refer to the no-minimum nature of your offering and the possibility that less than all of the securities being offered may be sold.  Please amend your filing to include quantitative disclosure showing the order of priority of each of the intended uses of the proceeds from this offering in the event less than all of the securities being offered are sold.  See Instructions to Item 504 of Regulation S-K.  Please be sure that this disclosure discusses the use of net proceeds from this offering as opposed to gross proceeds.  For example, you should provide this disclosure to discuss the use of the net proceeds in the event 25%, 50%, 75% and 100% of the shares being offered are sold.

Answer:  Revised as requested.  See, Use of Proceeds.

15.  You state in the summary of you offering on page 6 that one of the planned uses of the proceeds from this offering will be for the servicing of debt obligations.  We note, however, that you report no liabilities in your financial statements.  Tell us why you have not reported these debt obligations in your financial statements.  To the extent you have incurred any debt obligations, please describe the debt obligations which you intend on servicing.  Disclose the principal amount and accrued interest, if any, due as the date of your filing.  You should also disclose the purpose for borrowing the funds and identify the creditor.

Answer:   We do not have any debt obligations.  The statement has been revised and corrected.

MD&A

Liquidity and Capital Resources, page 25.

16.  We note your risk factor disclosure on page 10 that you may be required to make substantial investments to maintain your brand.  Tell us whether you considered expanding you liquidity and capital resources discussion to provide quantitative estimates of any material planned capital expenditures related to your efforts to maintain your brand.  Please be aware that even where no legal commitments, contractual or otherwise, have been made, disclosure is required if material planned capital expenditures result from a known demand, as where the expenditures are necessary to a continuation of a current growth trend.  For guidance, see Section III.B of SEC Release No. 33-6835 available on our website.

Answer:  We had not considered providing quantitative guidance related to branding costs since such costs are infinitely adjustable from zero to infinity depending on the factors discussed in response to Comment #12 above.  Such quantitative guestimation would be misleading to the reader because it is not based on any concrete, measurable reference point related to our business and we simply do not know what we will have available for brand development in the future.  Therefore, we believe any attempt to quantify that unknown at this time would be unreliable.

17.  We note your disclosure regarding the one million shares issued in 2010 for $20,000 that you later agreed to repurchase.  On your statement of changes in stockholders’ equity you disclose the common stock repurchase of one million shares on January 28, 2011 at $0.21 per share.  Please revise your disclosure to quantify  the amount paid for the repurchase shares and describe how the price per share was determined.

Answer:  Revised as requested.

18.  You anticipate that you will need a minimum of $500,000 for operating costs over the next 12 months.  Given the nature of your offering, you should include risk factor disclosure discussing how your operations will be affected in the event you are not able to raised this amount.

Answer:  A risk factor has been added as requested.

Trends in Our Business, page 26

19.  You report that “Facebook is completing a financing in 2011 that is reported in the press to value the company at over $70 per user.”  Please identify the sources of these third-party press reports and provide us with supplemental copies, with the cited information highlights.

Answer:  We have taken this statement out to avoid a valuation comparison to Facebook.

The source of our data was as follows:

A link summarizing their investment history is: http://bestwritingservice.com/essays/Review/Facebook-Financial-Funding.html

The funding we referred to in our S-1 was the funding describe below:

“The next funding was from Microsoft dealers who invested a total of $240 million; they were ready to posses 1.6 percent of the company worth and maintain the outflow of networks in Facebook. Microsoft was eager to acquire the share of Facebook and to outnumber goggle in the bidding of the company share. Facebook after the immerse support from Microsoft it made some huge profits and some good investments opportunities thus becoming the most profitable and valuable assets in United States. The internet company ranked it as the 5th most essential and valuable company and yet its annual revenue ranged at $150 million. Facebook at that time of Microsoft investments had a valuation of $15 billion. This ensured Facebook technological advancement and continued networking operations throughout the period.”

The Financial Times, website reported the following:

August 24, 2010 7:54 pm Facebook’s ‘value’ soars as investors seek pre-IPO stake

By David Gelles in San Francisco

Facebook is now worth as much as $33.7bn based on secondary market transactions, giving the privately held company an implied valuation greater than the market capitalisations of publicly traded Internet stalwarts such as Ebay and Yahoo.  On that date they are reported to have about 550 million registered users (now up to a reported 700 milliion.)

20.  Further, provide us with the material assumptions behind the statement that your growth targets are to reach one million users within one year and three million users within two years.

Answer:  These are aspirational forward looking statements related to targets for the growth of our user base, i.e. goals – not projections.   They are not based upon historical performance or concrete metrics because we just launched our BETA site and do not have enough history to identify or calculate projected growth with reasonable predictability.  Our assumptions are that word of mouth and press exposure of issues we raise on our website will generate interest from the public who will then visit our site.  A percentage of those who visit the site will elect to register as users and vote on and contribute to the conversation about ideas.  We are too young to have established trends and user acquisition costs, so we do not have concrete data from which to establish predictable pro forma projections related to our precise growth.  Companies are encouraged to use forward looking statements to give readers insight into the expectations of management, which is our intent here.

Management

Board of Directors, page 33

21.  Please revise your document so that for each of your directors you briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director in light of your business structure.  See Item 401(e) of Regulation S-K.

Answer:  Revised as requested.

22.  We note that your director, Ms. Kathy Gilchrist, is currently the owner of the online marketing firm, Online Results, LLC, which she founded in 2008.  Please describe for us the nature of Online Result’s business.

Answer:  Online Results, LLC does pay-per-click management services for third-party clients and affiliate marketing on the Internet.

Executive and Director Compensation

Summary Compensation Table, page 38

23.  Please amend your document so that your summary compensation table is in the form set forth in Item 402(n)(1) of Regulation S-K.

Answer:  A summary compensation table for the last two fiscal years as described in Item 402(n)(1) of Regulation has been inserted in the Prospectus.  Since there was no compensation paid to any executive or director during the last two fiscal years, it only contains only zeros.  To better inform investors regarding executive compensation, we have also included an interim summary compensation table that shows all compensation paid to our executives during the first 9 months of 2011 even though this is not required by Item 402(n)(1).

Where you can find more information, page 47

24.  You note that you inform readers that a copy of your filing can be obtained from the Commission at 450 Fifth Street, N.W., Room 1200 Washington D.C. 20549.  Please revise your document to reflect that the Commission’s current address is 100 F Street, N.E., Washington, D.C. 20549.

Answer:  Revised as requested.

Security ownership of Beneficial Owners, page 40.

25.  Please provide the addresses of the two shareholders who own greater than five percent of your securities.  See Item 403(a) of Regulation S-K.  Further, identify the person(s) who exercise voting and/or dispositive power over the shares held by Bensata Corporation.  In addition, on your cover page, you should include disclosure of Bensata Corporation’s ownership on a pre-offering basis since it appears material.

Answer:  Revised as requested.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 49

26.  Please file a revised report that also references the company’s statements of operations, changes in stockholders’ equity, and cash flows for the period of inception through September 30, 2011.  Refer to Paragraph .08 of PCAOB Interim Audit Standard AU Section 508.

Answer:  Revised as requested.

Statement of Cash Flows, page F-5

27.  The financing cash flows disclosed related to equity transactions do not appear consistent with the amounts as reported on your statement of changes in stockholders’ equity.  For example, you disclose proceeds from sale of Series A Preferred Stock of $500 during the none-months ended September 30, 2011, which is not consistent with the $225,000 value related to the issuance as reported on your statement of changes in stockholders’ equity.    Your statements of cash flows presentation should present the net proceeds received related to common stock or preferred stock issuances, not just the amounts attributable to the par value.  In addition, cash inflows for equity sales and outflows such as related to stock repurchases should not be netted.  Please provide us with a comprehensive explanation of how you reported cash flows related to equity transactions for the periods presented.  Explain to us how you considered the guidance in paragraphs 4507 45-14 and 45-15 of ASC 230-10-45 in determining your presentation.

Answer:  We considered the guidance in paragraphs 4507 45-14 and 45-15 of ASC 230-10-45 and revised as requested.

Notes to Financial Statements, page F-7

28.  We note your description on page 42 of the various rights and conversion terms related to the Series A Preferred Stock.  Please include a financial statement footnote describing the pertinent rights and privileges related to Preferred Stock.  Refer to paragraphs 50-3 and 50-4 of ASC 505-10-50.

Answer:  Note added as requested.

Exhibit 8 – Consent of Certified Public Accounting Firm

29.  Your auditor’s consent indicates the firm’s consent to the “release the result of the audit and of the financial statement information contained within those audits to third parties.”  The auditor’s consent should clearly acknowledge and approve the inclusion of their report in the registration statement to demonstrate that the auditor is aware of the user of its report and the context in which it is used.  In your next amendment, please include an updated auditor consent that identifies the audit report date and the registration statement amendment.  In addition, the consent should include a consent to the company’s reference to the auditor as an ‘expert’ with in the registration statement.  Refer to rule 436 of Regulation C and Rule 601(b)(23) of Regulation S-K.

Answer:  Revised as requested.

30.  We note that you have filed a form of your opinion of counsel as Exhibit 5.01.  With you next amended filing, please include and executed opinion of counsel on letterhead that clearly identifies the firm or individual rendering the legal opinion.

Answer:  The exhibit has been revised as requested.

31.  Please revise your document to include all undertakings applicable to your offering.  Such as the undertakings set forth in Item 512(a) of Regulation S-K

Answer:  Revised as requested.

Sincerely

__//s// Maurice Stone____

Maurice Stone, President